Exhibit 99.3

SECTION 1350 CERTIFICATIONS

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350 of chapter 63 of title 18 of the United States Code), the undersigned officer of Akumin Inc. (the “Company”), hereby certifies, to such officer’s knowledge, that:

This annual report on Form 40-F/A for the fiscal year ended December 31, 2020 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 15, 2021	By: /s/ Riadh Zine
Riadh Zine Co-Chief Executive Officer

By: /s/ Rhonda Longmore-Grund Rhonda Longmore-Grund Co-Chief Executive Officer

SECTION 1350 CERTIFICATIONS

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350 of chapter 63 of title 18 of the United States Code), the undersigned officer of Akumin Inc. (the “Company”), hereby certifies, to such officer’s knowledge, that:

This annual report on Form 40-F/A for the fiscal year ended December 31, 2020 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 15, 2021	By: /s/ William Edward Larkin
William Edward Larkin Chief Financial Officer